Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX TO RESUME TRADING ON THE OTC LINK

Vancouver, BC, Canada – June 5, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces that its registration statement on Form 40-F, filed pursuant to section 12(g) under the Securities Exchange Act of 1934, as amended, is now effective. As a result, broker-dealers in the United States are again able to effect transactions in its common shares. Accordingly, Silvermex expects that its common shares will resume trading on OTC Link – previously the “Pink Sheets” – under the symbol "GGCRF" on June 6, 2012. Silvermex’s common shares are also traded publicly on the TSX under the symbol “SLX”.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. Forward looking statements contained in this news release include those relating to Silvermex’s expectation that broker-dealers will commence quotation of its common shares on OTC Link on June 6, 2012, and statements relating to its plans to develop or acquire resources with the view to driving production growth. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that the projects identified under the heading “Company Profile” will be our major projects going forward. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. In addition, resumption of quotation of our common shares on the OTC Link may be affected by market conditions beyond our control. For more information on Silvermex, investors should review registration statement on Form 40-F, as filed with the United States Securities and Exchange Commission, and its home jurisdiction filings that are available at www.sedar.com.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.